This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended
Filer: Pengrowth Energy Trust
Issuer: Pengrowth Energy Trust
Subject: Esprit Energy Trust
Commission File Number: 1-31253

Fall Investment Conference Fairmont South Hampton, Bermuda September 22, 2006

Forward Looking Statements Caution Regarding Forward^Looking Information This presentation contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Ontario Securities Act and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this presentation include, but are not limited to, statements with respect to: benefits of the Transaction, synergies, business strategy and strengths, acquisition criteria, capital expenditures, reserves, reserve life indices, estimated production, remaining producing reserve lives, net present values of future net revenue from reserves, commodity prices and costs, exchange rates, the impact of contracts for commodities, development plans and programs, tax effect and treatment, abandonment and reclamation costs, government royalty rates and expiring acreage. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; changes in tax laws; the failure to qualify as a mutual fund trust; and Pengrowth's ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading "Business Risks" in our management's discussion and analysis for the year ended December 31, 2005, under "Risk Factors" herein and in other recent filings with the Securities and Exchange Commission and Canadian securities regulatory authorities. The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this presentation are made as of the date of this presentation and Pengrowth does not undertake any obligation to up-date publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this presentation are expressly qualified by this cautionary statement. IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC In connection with the proposed transaction, Pengrowth intends to file relevant materials with the Securities and Exchange Commission (the "SEC") on a Registration Statement on Form F-10 (the "Registration Statement") to register the Pengrowth Units (the "Units") to be issued in connection with the proposed transaction. Investors and unit holders are urged to read the Registration Statement and any other relevant documents to be filed with the SEC when available because they will contain important information about Pengrowth and Esprit, the transaction and related matters. Investors and unit holders will be able to obtain free copies of the Registration Statement and other documents filed with the SEC by Pengrowth through the web site maintained by the SEC at www.sec.gov. In addition, investors and unitholders will be able to obtain free copies of the Registration Statement and such other documents when they become available from Pengrowth by contacting Pengrowth Investor Relations at investorrelations@pengrowth.com or by telephone at 403-233-0224 or toll free at 1-888-744-1111.

Listing TSX (CAD$) NYSE (US$) Trading Symbol PGF.UN PGH Recent Trading Price $23.50 $21.00 52 - Week Trading Range $17.27 - $27.25 $20.00 - $25.75 Capitalization Units Outstanding 160.8 million 160.8 million Market Capitalization $3.8 billion $3.4 billion Distributions Monthly per Trust Unit (Sep 15, 2006) $0.25 $0.23 12 Month Trailing (August) $2.94 $2.56 Annualized Yield (pre-tax) 12.5% 12.2% YTD Q2 2006 Payout Ratio 82% 82% Production & Reserves Profile Pengrowth Pro Forma** Production (YTD average boepd) 57,578 81,000 Total Oil Equivalent (mmboe; P+P) 219 > 300 Reserve Life Index (years; P+P) 10.5 10.5 *Pengrowth / Esprit - Reserve and RLI estimates based on year-end 2005 Reserve Assessment by GLJ, **Pengrowth / Esprit - Pro Forma reserve figures include those reserves resulting from Esprit's Trifecta acquisition. Financial Profile

Business Development & Acquisitions Monterey Exploration Tundra Esprit Energy Trust Carson Creek Operations Meeting or exceeding 2006 targets for both production and reserve additions On track for 2006 operating expenditures Distributions on track and within reasonable pay-out ratios 2006 Success Highlights Year-to-Date

Oil NGLs Heavy Oil Gas Component 0.36 0.11 0.09 0.44 Oil 36% Heavy Oil 9% Gas 44% 11% NGL Average Daily Production 2004 2005 YTD 2006 Light Oil (bbls) 20,817 39% 20,799 35% 20,800 36% Heavy Oil (bbls) 3,558 7% 5,623 9% 4,943 9% Natural Gas (mcf) 144,277 44% 161,056 46% 154,407 44% NGLs (bbls) 5,281 10% 6,093 10% 6,101 11% Combined (boe) 53,702 100% 59,357 100% 57,578 100% Change +10% +11% -3% Production Profile

Acquisition Driving Production Growth 1997 1997 1997 1997 1998 1998 1998 1998 1999 1999 1999 1999 2000 2000 2000 2000 2001 2001 2001 2001 2002 2002 2002 2002 2003 2003 2003 2003 2004 2004 2004 2004 2005 2005 2005 2005 2006 2006 2006 2006 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Crude 10.804 11.912 10.965 14.716 27.83 24.713 25.563 25.808 26.159 27.658 28.57 28.463 29.637 30.38 27.301 30.453 37.061 36.841 43.084 44.221 41.858 40.771 40.203 50.254 50.826 48.84 48.85 47.652 45.668 51.451 60.151 57.426 59.083 57.988 58.894 61.442 58.357 56.5 56.5 81 19.70675 Heavy Oil 1.848 6.507 5.819 6.046 5.641 5.405 5.41 5.6305 5.6305 5.6305 5.6305 5.6305 NGLs 1.101 1.34 1.192 1.93 4.541 2.812 3.2 3.342 3.849 3.938 4.019 4.198 4.559 4.104 3.686 4.85 4.352 4.565 5.969 6.322 5.006 5.366 4.991 5.664 5.952 5.39 5.641 5.907 4.594 6.007 5.139 5.385 6.345 5.87 5.448 6.71 5.6305 5.6305 5.6305 5.6305 5.6305 Natural Gas 4.814 5.611 4.822 5.136 5.766 5.482 5.774 5.771 5.362 5.761 6.538 6.915 7.289 7.276 6.875 6.605 12.276 12.626 17.763 18.417 18.342 17.309 17.572 21.232 20.067 19.92 20.357 19.552 19.558 22.69 27.77 26.104 26.249 25.571 27.381 28.143 25.33725 25.33725 25.33725 25.33725 25.33725 57966 57966 56305 56305 56305 56305 (mmboe/d) Judy Creek (July 1997) SOEP (June 2001) Calpine (October 2002) Murphy (May 2004) CNRL (November 2000) Esprit (July 2006) Carson Creek (September 2006)

Continued Success Through Accretive Acquisitions Esprit Energy Trust $1.3B approximate transaction value Approximately 72 mmboe of P+P reserves 17,750 boe/d of gas weighted production Increases Pengrowth's net undeveloped acreage position by 60 percent 2006 Acquisition Highlights Strategic Rationales

Recent Gas-weighted Transactions Average Pengrowth - Esprit P+P RLI 6.9 7.5 8 8.7 8.8 8.8 8.9 10.5 11.1 11.4 NAV 55909 38.6 34.6 31.6 Tristar 62000 46.9 45 43.9 Sequoia 62656 Advantage 69218 Pengrowth 71088 wtd. average 71251 Focus 81127 Provident 81436 Shiningbank 87041 Target Average RLI (P+P) Source: Tristone Capital - Royalty Trust Update; July 25th, 2006 and Company Reports Pengrowth Wtd. Average $EV/P+P 14.9 18.19 19.84 20.18 20.36 20.5 21.3 23.83 25.19 26.66 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 $EV / mmboe (P+P)

$CDN/GJ C$/mmBtu 5/1/1990 CGPR Alberta NIT Monthly NIT Cdn. C$/GJ CGPR Alberta NIT Monthly NIT Cdn. C$/mmBtu 6/1/1990 1.22 1.29 7/1/1990 1.18 1.24 8/1/1990 1.18 1.24 9/1/1990 1.22 1.29 10/1/1990 1.22 1.29 11/1/1990 1.29 1.36 12/1/1990 1.29 1.36 1/1/1991 1.33 1.4 2/1/1991 1.24 1.31 3/1/1991 1.09 1.15 4/1/1991 0.96 1.01 5/1/1991 1.01 1.07 6/1/1991 1.03 1.09 7/1/1991 1.02 1.08 8/1/1991 1.02 1.08 9/1/1991 1 1.05 10/1/1991 1 1.05 11/1/1991 1.05 1.11 12/1/1991 1.09 1.15 1/1/1992 1.09 1.15 2/1/1992 0.96 1.01 3/1/1992 0.93 0.98 4/1/1992 0.88 0.93 5/1/1992 0.89 0.94 6/1/1992 0.92 0.97 7/1/1992 0.96 1.01 8/1/1992 0.96 1.01 9/1/1992 1.1 1.16 10/1/1992 1.32 1.39 11/1/1992 1.42 1.5 12/1/1992 1.81 1.91 1/1/1993 2.95 3.11 2/1/1993 1.75 1.85 3/1/1993 2.23 2.35 4/1/1993 2.14 2.26 5/1/1993 3.12 3.29 6/1/1993 1.65 1.74 7/1/1993 1.81 1.91 8/1/1993 1.53 1.61 9/1/1993 1.91 2.01 10/1/1993 1.78 1.88 11/1/1993 2.19 2.31 12/1/1993 2.9 3.06 1/1/1994 2.375 2.5 2/1/1994 2.115 2.23 3/1/1994 2.45 2.58 4/1/1994 2.06 2.17 5/1/1994 2.01 2.12 6/1/1994 1.84 1.94 7/1/1994 1.8001 1.9 8/1/1994 1.7428 1.84 9/1/1994 1.5761 1.66 10/1/1994 1.4188 1.5 11/1/1994 1.693 1.79 12/1/1994 1.7424 1.84 1/1/1995 1.2858 1.36 2/1/1995 0.9662 1.02 3/1/1995 0.911 0.96 4/1/1995 1.02 1.08 5/1/1995 1.1837 1.25 6/1/1995 1.2294 1.3 7/1/1995 1.0857 1.14 8/1/1995 0.9818 1.04 9/1/1995 1.0377 1.09 10/1/1995 1.0812 1.14 11/1/1995 1.2023 1.27 12/1/1995 1.2391 1.31 1/1/1996 1.3477 1.42 2/1/1996 1.4964 1.58 3/1/1996 1.4343 1.51 4/1/1996 1.305 1.38 5/1/1996 1.1871 1.25 6/1/1996 1.0759 1.13 7/1/1996 1.0859 1.15 8/1/1996 1.168 1.23 9/1/1996 1.1419 1.2 10/1/1996 1.1694 1.23 11/1/1996 1.4116 1.49 12/1/1996 2.0235 2.13 1/1/1997 2.1632 2.28 2/1/1997 2.6879 2.83 3/1/1997 1.6828 1.77 4/1/1997 1.4503 1.53 5/1/1997 1.7553 1.85 6/1/1997 1.6611 1.75 7/1/1997 1.5513 1.64 8/1/1997 1.463 1.54 9/1/1997 1.4806 1.56 10/1/1997 1.7279 1.82 11/1/1997 1.9772 2.09 12/1/1997 1.7116 1.81 1/1/1998 1.3995 1.48 2/1/1998 1.4734 1.55 3/1/1998 1.6484 1.74 4/1/1998 1.7773 1.87 5/1/1998 2.1487 2.27 6/1/1998 1.8168 1.92 7/1/1998 1.7966 1.89 Historical Natural Gas Pricing Source: Pengrowth Pengrowth enters strategic combination with Esprit $CAD / MMBtu (AECO) Strip price at Sept. 13, 2006

Combined Pengrowth and Esprit Assets ALBERTA BRITISH COLUMBIA SASKATCHEWAN Edmonton Calgary NEBC/W6 9,100 boe/d 600 boe/d 9,700 boe/d Central 20,100 boe/d 20,000 boe/d 30,100 boe/d Heavy Oil/Sask. 9,500 boe/d 1,100 boe/d 10,600 boe/d Esprit Land Pengrowth Land Esprit Core Area Pengrowth Core Area Southern 11,800 boe/d 6,300 boe/d 18,100 boe/d Sable 7,000 boe/d EAST COAST

Drilling Facilities Land Workovers Seismic Other TOTAL 2006E Blank 199 283 303 315 321 Pengrowth 156 64 17 12 4 8 261 Esprit 43 20 3 0 2 6 74 percentage 0.6 0.25 0.06 0.04 0.02 0.04 Combined 2006E Pro Forma Capital Program $335E

Long Life Assets NEW PGF EEE PGF rli 18.9 13.8 12.4 11.3 11.1 10.7 10.6 10.5 10.5 10.5 10.3 9.9 9.6 9 8.8 8.8 8.8 8.7 8.5 8.5 8.5 7.9 7.5 7.4 5 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 Reserve Life Index (P+P; years) Source: Analyst and Company Reports; based on 2006E production volumes

Continued Success Through Accretive Acquisitions Carson Creek $475MM transaction value Acquiring 89 percent working interest and operation of the 9th largest OOIP conventional pool in Western Canada. Approximately 5,100 boe/d P+P reserves totaling 18.9 mmboe 2006 Acquisition Highlights Strategic Rationales

Carson Creek Existing Production 5,100 boe/d (67% liquid) Identified Opportunities 10 to14 Beaver Hill Lake Wells 16 mi2 3-D Seismic 18 to 23 Recompletions / Reactivations Additional Opportunities Shallow gas + CBM Compression Waterflood optimization Future CO2 flood

Big Oil-in-Place Top 9 Original Oil In Place Reservoirs in Canada Pool Pengrowth Working Interest Original Oil-in-Place (mmstb) Current Estimated Recoverable Oil Remaining Rec. Reserves (mmstb) Remaining Recoverable Reserves 1% Incremental Recovery (mmstb) Incremental Reserves to Pengrowth (mmstb) Swan Hills Unit #1 22.34% 1,825 48% 30.0 3.4% 18.3 6.8 N.Pembina Cardium Unit #1 0% 1,485 18% 29.6 11.1% 14.9 0 Weyburn Unit 9.75% 1,427 32% 35.1 7.7% 14.3 1.4 Judy Creek BHL A&B 100% 1,075 49% 40.4 3.7% 10.8 10.6 South Swan Hills Unit #1 9.54% 850 46% 24.2 6.2% 8.5 0.8 Nipisi Unit 0% 820 45% 15.6 4.2% 8.2 0 Mitsue Gilwood Unit #1 0% 775 50% 17.6 4.5% 7.8 0 House Mtn. Unit #1 12.51% 705 23% 18.7 11.5% 7.1 0.9 Carson Creek N. BHL Unit #1 89.42% 365 51% 11.9 6.4% 3.7 3.3 1. 2. 3. 4. 5. 6. 7. 8. 9.

Esprit Accretion

Esprit Accretion

Pengrowth Pro forma Esprit & Carson Pengrowth forecasted 2006 exit production 81,000 boe/d (+40%) 2006 P+P Reserves Greater than 300 mmboe (+40%) Q4 Annualized distributable cash $750 million (+40%) $3.50 per trust unit (+4%)

Pengrowth is delivering on it's 2006 development plan: Development Success Highlights Year-to-Date Report Card $131 million drilling program 40 gross re-completions and reactivations High impact gas well at Quirk Creek Operated coalbed methane project initiated CO2 pilot project at Judy Creek $20 million of heavy oil investments

Jan Feb Mar Apr May Jun July Aug Sept Oct Nov Dec production 59332 57340 55654 56366 57287 51482 54695 51537 52362 49774 51394 48658 development 1431 1217 1533 1408 2237 2299 3916 5982 5654 5961 6037 7292 Esprit 0 0 0 18350 18350 18350 Carson Creek 0 0 0 5771 5771 5771 2006 Expansion & Development Plan Production Efficiency (incl maintenance capital) $32,300 boe/d Estimate ~70% base production replacement for 2006 * Includes impact of Monterey Esprit Development Base Production Carson Creek

Net Undeveloped Land Acreage Providing the feedstock for organic growth Dec 31 '05 Apr 30 '06 Dec 31 '06 Dec 31 '07 Dec 31 '08 Dec 31 '09 Dec 31 '10 Net Non-Producing After Expiry 381000 374000 371636 526388 425804 403636 396142 Completed Purchases 0 41000 60000 80000 120000 140000 Targeted Purchases 41000 19000 20000 40000 20000 20000 Esprit 210400

Quirk Creek
High Impact Well




3D SEISMIC
T22
T21
T20
Cum 41 Bcf
10-12 Location
Highwood Thrust Sheet
R6
R5
R4

Key Economic Drivers

10-12-021-05W5

- 68% W.I.
- Drill Cost: $18 million
- Production Rate: 7 mmcf/d
- Reserves: 15 bcf
- F&D: $7.22 / boe
- ROR: 58%

Overall Pool

- Cumulative Production 420 bcf
- Current Rate 14mmcf/d

Rundle A Pool Well
Rundle C & E Well
Rundle A Pool
Rundle C & E Pool
Pengrowth Land

PENGROWTH
INVEST IN ENERGY

22

Judy Creek Pool Recent Successes New miscible pattern ROR: 30% $4.4 million New Northern Well ROR: 23% $2.3 million New Southwest Well ROR: 18% $2.5 million Recent Development Activity Judy Creek B Pool A Pool R12 R10 R11 T64 T63 14-01-64-11 Prod. commenced June '06 Current Prod 245 BOPD New Miscible Pattern 04-29-63-10 Commenced May /06 Current Prod: 500 BOPD 08-15-63-11 Prod. Commenced Sept. '06 Current production 100 BOPD New Miscible Flood Pattern Proposed CO2 Pilot Project 2006 Wells Drilled To-Date

Regional Potential Original Oil-in-Place volumes within existing reservoir pools total ~4.82B bbls Every 1% of incremental recovery: adds ~48MM bbls to the region (gross) adds ~21MM bbls to Pengrowth (net) Potential CO2 Upside

Judy Creek
CO_2 Pilot





Prize

- 1-3% Original Oil-in-Place incremental recovery *(8-25 mmbls)*
- Recovery of previously injected hydrocarbon solvent *(~6 mmboe)*


AIR LIQUIDE

PENGROWTH
INVEST IN ENERGY

25

Flood Phase 1A 1B 1C Future Gross production 30,000 boe/d Pengrowth 9.75% WI 48 wells drilled in 2005 52 wells forecast 2006 1.4B bbls OOIP (32% recovery factor) Remaining 35 mmboe (7%) Weyburn CO2 Flood Current Production

Sable Offshore Energy Project Overview Compressor Seating

Coalbed Methane Projects Horseshoe Canyon Vertical Wells 100 wells in 2006 Mannville Horizontal Wells Farm-outs in-place Program begins in 2007 Esprit CBM acreage provides additional inventory Innovative Approaches to Growth Intensifying Unconventional Opportunities

Mannville Horizontal Well ROR 18 - 24% Capital $ 1.5 - $1.7 MM Reserves 0.7 bcf Horseshoe Canyon Vertical Well ROR 23 - 34% Capital $ 0.45 MM Reserves 0.4 bcf CBM Production & Economics ( Mcf /d ) 2 4 6 8 10 12 14 16 18 20 22 24 Years 0 100 300 400 500 600 200 Mannville Horizontal Well Horseshoe Canyon Vertical Well

15 mmcf/d 4 mmcf/d 20 mmcf/d Total Capex $100 MM F&D $9.26/boe ROR - 30% Near-term Focus Long-term Focus Summary Phase 1 Phase 2 CBM Strategy

CBM Phase 2: Drilling Locations Esprit Lands Pengrowth Lands Drill Location 50 well program - 30% ROR Capital - $12,500,000 100 mcf/d per well F&D - $6.08 Multiple targets: Horseshoe Canyon Coals Edmonton Sands Belly River Sands First production - Q1 2007 ? 6 miles ?

Phase 1: Vertical Pattern Pilot Phase 2: Horizontal Pattern Bodo Alberta Pengrowth Heavy Oil EOR East Bodo Polymer Pilot Project Performance Improvement Recovery increases by 50% Pilot Project ROR: >60% Capital: $4.1 million Reserves: 2.0 mmboe Other EOR methods such as VAPEX or N-Solv under review DATE 2nd Qtr 3rd Qtr Hz Polymer Vert Line Drive Water 1/31/2006 0 0 0 0 2/28/2006 75 36.4 472.33179 229.19526 3/31/2006 63.9 26.8 402.64938 168.53067 4/30/2006 69.3 22.6 436.57299 142.30125 5/31/2006 62.3 23.1 392.46354 145.42857 6/30/2006 56.3 24.2 354.42603 152.54316 7/31/2006 52.5 23.9 330.7752 150.29469 8/31/2006 50.6 23.4 318.91608 147.66696 9/30/2006 47.1 23.3 296.99838 146.52855 10/31/2006 47.3 23.2 297.75123 146.12346 11/30/2006 49 22.8 308.42847 143.77104 12/31/2006 37.4 22.6 235.48266 142.28928 1/31/2007 21.6 22.4 136.06047 140.8932 2/28/2007 19.9 22.2 125.35173 139.73148 3/31/2007 18.2 22 114.60078 138.43998 4/30/2007 16 21.7 100.94175 136.51533 5/31/2007 15.4 21.6 97.22853 135.91557 6/30/2007 36 21.2 226.97829 133.84665 7/31/2007 43.5 20.5 274.31838 128.86839 8/31/2007 49.5 19.2 311.92686 121.1049 9/30/2007 54.1 18.3 340.94403 115.0632 10/31/2007 57 17.3 358.87194 109.28988 11/30/2007 59 16.1 371.91924 101.12886 12/31/2007 60.5 15.5 380.95974 97.96311 1/31/2008 60.8 15 383.23656 94.64049 2/29/2008 60.9 13 383.42052 81.9 3/31/2008 60.9 14.3 383.48856 90.28845 4/30/2008 60.4 16.7 380.47023 105.25284 5/31/2008 59.2 18.7 372.79683 117.9864 6/30/2008 56.3 20.5 354.80844 129.41838 7/31/2008 54.6 22.2 343.83888 139.88646 8/31/2008 52.6 23.6 331.14375 148.69512 9/30/2008 51.3 24.8 322.89516 156.43782 10/31/2008 49.7 25.7 312.858 162.19161 11/30/2008 48.5 26.7 305.70876 168.021 12/31/2008 47.1 27.9 296.75898 175.54257 1/31/2009 46.9 28.9 295.21926 181.79973 2/28/2009 45.9 29.8 289.08747 187.94664 3/31/2009 45.3 30.6 285.50718 193.00743 4/30/2009 44.6 31.4 280.99134 197.83638 5/31/2009 44.6 32.2 280.99008 202.55193 6/30/2009 44.2 32.7 278.68932 205.92621 7/31/2009 44.2 33.1 278.68932 208.84185 8/31/2009 44.2 33.3 278.27667 210.09051 9/30/2009 44.2 33.6 278.27604 211.47021 10/31/2009 44.2 33.7 278.17209 212.34843 11/30/2009 44.2 33.8 278.22312 213.01308 12/31/2009 43.9 33.8 276.30855 213.01812 1/31/2010 43.3 33.8 272.82087 213.15609 2/28/2010 42.8 33.8 269.73513 213.04836 3/31/2010 42.5 33.7 267.97554 212.27283 4/30/2010 42.2 33.7 266.00742 212.27283 5/31/2010 42.1 33.6 265.54185 211.95657 6/30/2010 41.9 33.6 263.73942 211.9572 7/31/2010 41.8 33.6 263.5542 211.57038 8/31/2010 41.7 33.6 262.97019 211.56975 9/30/2010 41.7 33.5 262.7604 210.9807 10/31/2010 41.7 33.5 262.85679 210.9807 11/30/2010 41.7 33.3 262.80828 210.00987 12/31/2010 41.8 33.3 263.55294 210.00924 1/31/2011 41.9 33.2 263.66004 208.97415 2/28/2011 42 33.1 264.55779 208.72656 3/31/2011 42 33 264.55842 208.13877 4/30/2011 42.1 33 265.45428 208.13814 5/31/2011 42.3 32.8 266.2128 206.83782 6/30/2011 42.4 32.8 267.38145 206.57448 7/31/2011 42.5 32.8 267.55848 206.57448 8/31/2011 42.6 32.8 268.31007 206.57448 9/30/2011 42.8 32.6 269.80758 205.55829 10/31/2011 42.9 32.5 270.31347 204.50871 11/30/2011 43 32.5 270.6669 204.50871 12/31/2011 43.3 32.5 272.77173 204.50808 1/31/2012 43.3 32.5 272.97018 204.50808 2/29/2012 43.7 32.5 275.24511 204.50808 3/31/2012 43.7 32.4 275.24322 203.94171 4/30/2012 43.8 32.3 276.01686 203.56497 5/31/2012 43.9 32.1 276.55677 202.50153 6/30/2012 44 32.1 277.42176 202.50153 7/31/2012 44.1 32.1 278.09586 202.50279 8/31/2012 44.3 31.9 279.11898 201.16278 9/30/2012 44.3 31.9 279.36657 200.85219 10/31/2012 44.4 31.9 280.00917 200.85219 11/30/2012 44.6 31.8 280.79415 200.14974 12/31/2012 44.7 31.6 281.81223 199.12221 1/31/2013 44.7 31.6 281.85633 199.12347 2/28/2013 44.9 31.6 282.95127 199.1241 3/31/2013 45 31.5 283.47795 198.63522 4/30/2013 45 31.5 283.78224 198.14445 5/31/2013 45.1 31.4 283.98825 197.58627 6/30/2013 45.2 31.3 284.47776 197.33301 7/31/2013 45.2 31.2 284.47713 196.29099 8/31/2013 45.2 31.1 284.49414 196.13979 9/30/2013 45.2 31 284.62392 195.45372 10/31/2013 45.2 30.8 284.62392 193.86486 11/30/2013 45.2 30.8 284.62392 193.86423 12/31/2013 45.1 30.8 284.25537 193.86423 1/31/2014 45.1 30.8 284.1111 193.86549 2/28/2014 45 30.8 283.50504 193.86549 3/31/2014 45 30.1 283.22091 189.45171 (Boe / day) Hz Polymer Flood Vert Line Drive Water Performance Improvement

Pengrowth's Oilsands Asset Bitumen Reserves (Cold Lake Area) Cum. Prod. 1.2 Bn Bbls OOIP 70 Billion bbls Recovery to date 1.7% Ultimate recovery 5-25%

Pengrowth's Organic Growth Plan Shallow Gas Near -Term 1-2 years Medium -Term 3-5 years Long -Term 5-10 years CBM Oilsands Explorecos Shallow gas SOEP SDLs CBM Judy Creek CO2 Enhanced Oil Recovery Programs Long Life Gas Oilsands Heavy Oil

'Invest in Our Energy' Pengrowth is one of Canada's premier royalty trusts. We have establishing a long track record of consistent, above average unitholder returns. Future Opportunities resulting from a Solid History of Returns

1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006E Return of Capital 0.48 0.72 0.84 0.68 1.18 1.12 1.35 1.493 2.11 1.65 1.619 1.691 1.39 1.49 1.33 1.1572 0.695 0.75 Taxable 0.1774 0.601 1.864 2.1 0.44 1.33 1.4328 2.085 2.25 1.67 2.22 3.555 3.49 1.93 2.66 06E $0.48 $0.84 $0.72 $3.56 $3.49 $2.22 $1.93 $2.66 $0.68 $1.18 $1.35 $1.12 $1.65 Compound Annual Growth Rate 12% (1989 - 2005) $2.11 $2.59 * Current monthly distribution amount of $0.25 CAD annualized $3.00* $1.67 $2.78 Long Term Track Record 17 Years of Growing Distributions ($CAD)

1 Year 3 Year 5 Year 7 Year 9 Year 11 Year 13 Year 15 Year 17 Year Pengrowth 0.21 0.29 0.24 0.26 0.18 0.21 0.24 0.25 0.2 0.213 0.218 0.226 0.246 0.288 0.266 0.243 0.207 0.303 0.344 0.31 0.32 0.237 0.224 0.273 0.253 0.203 0.213 0.218 0.226 0.246 0.288 0.266 0.243 0.207 As of August 31st, 2006 (Weighted Average of Class 'A' and Class 'B' trust unit) Compound Annual Rates of Return

1/13/1989 1/31/1989 2/28/1989 3/31/1989 4/28/1989 5/31/1989 6/30/1989 7/31/1989 8/31/1989 9/29/1989 10/31/1989 11/30/1989 12/29/1989 1/31/1990 2/28/1990 3/30/1990 4/30/1990 5/31/1990 6/29/1990 7/31/1990 8/31/1990 9/28/1990 10/31/1990 11/30/1990 12/31/1990 1/31/1991 2/28/1991 3/29/1991 4/30/1991 5/31/1991 6/28/1991 7/31/1991 8/30/1991 9/30/1991 10/31/1991 11/29/1991 12/31/1991 1/31/1992 2/28/1992 3/31/1992 4/30/1992 5/29/1992 6/30/1992 7/31/1992 8/31/1992 9/30/1992 10/30/1992 11/30/1992 12/31/1992 1/29/1993 2/26/1993 3/31/1993 4/30/1993 5/31/1993 6/30/1993 7/30/1993 8/31/1993 9/30/1993 10/29/1993 11/30/1993 12/31/1993 1/31/1994 2/28/1994 3/31/1994 4/29/1994 5/31/1994 6/30/1994 7/29/1994 8/31/1994 9/30/1994 10/31/1994 11/30/1994 12/30/1994 1/31/1995 2/28/1995 3/31/1995 4/28/1995 5/31/1995 6/30/1995 7/31/1995 8/31/1995 9/29/1995 10/31/1995 11/30/1995 12/29/1995 1/31/1996 2/29/1996 3/29/1996 4/30/1996 5/31/1996 6/28/1996 7/31/1996 8/30/1996 9/30/1996 10/31/1996 11/29/1996 12/31/1996 1/31/1997 2/28/1997 Pengrowth 100 105 110 106.25 103.75 103.579 103.579 106.1053171 108.2779498 103.1218569 101.8328337 103.5206476 102.2102597 102.2102597 89.87863554 84.59165698 79.30467842 77.34018824 77.34018824 77.34018824 88.92092724 86.05251023 80.31567621 79.57218252 72.33834775 78.12541557 71.55395204 68.57253737 71.55395204 76.44767447 73.19458194 78.07422074 84.76572616 79.77950697 66.48292248 68.57825425 66.9056139 60.21505251 60.47632261 65.28693918 75.59540326 74.08720624 72.85844282 80.75491025 83.20487422 94.87915812 91.79255226 86.89070508 87.63020044 84.81079399 103.0716493 116.083862 123.0081626 142.5815859 145.4821427 148.4461771 147.1384369 162.1288887 180.8376381 190.6934898 196.3290112 197.4122058 203.7172975 204.7801704 219.5595737 204.2444754 218.3686524 226.5398665 230.2349047 229.2483311 229.4668081 223.5585897 209.3976445 191.0691919 229.5686327 246.1628432 247.5413552 267.6195961 289.2263393 298.827422 308.4830598 318.177469 310.4211981 317.5327488 336.5094527 365.6321531 357.5167687 331.4774768 356.3180728 363.9027537 365.1426643 375.5094908 399.1680729 422.7377691 418.1327825 444.4955038 411.7607467 411.8154633 398.787017 0.303 0.344 0.31 0.32 0.237 0.224 0.273 0.253 0.203 0.213 0.218 0.226 0.246 0.288 0.266 0.243 0.207 As of August 31st, 2006 and includes distribution reinvestment (Pengrowth Trust Units) Value of $100 Invested in 1989 $2,580 20% Average Annual Growth

Summary of Quarterly Results Q2 2005 Q3 2005 Q4 2005 Q1 2006 Q2 2006 P+P RLI 135.048 159.765 188.595 141.26 152.545 Funds Generated from Operations ($millions) Q2 2005 Q3 2005 Q4 2005 Q1 2006 Q2 2006 Oil & Gas Sales 253.189 304.484 353.923 291.896 283.532 Oil & Gas Sales ($ millions) 'Q over 'Q Change: +6% 'Q over 'Q Change: +20% 'Q over 'Q Change: +16% 'Q over 'Q Change: - 18% 'Q over 'Q Change: - 3% 'Q over 'Q Change: +7% 'Q over 'Q Change: +18% 'Q over 'Q Change: +18% 'Q over 'Q Change: - 25% 'Q over 'Q Change: +8%

Capital Structure

Dual Class Unit Structure Consolidated on July 28, 2006 Single security on both TSX and the NYSE Overwhelming unitholder approval In May 2006, the Board and advisors concluded our dual structure not necessary Remove dual structure as it resulted in poor cost of equity capital Benefit: premium valuations afforded to interlisted trusts

The Pengrowth Advantage Strong Asset Base Increasing production and distributable cash Experienced technical team Opportunities to enhance operational efficiency Valuation upside

The Pengrowth Advantage High quality, expanding and diversified asset base including positions in several of Canada's premier reservoirs Production and distributable cash continues to increase through both acquisitions and internal development activity Experienced technical team focused on a highly exploitable suite of long-life assets with significant development upside Opportunities to enhance operational efficiency Valuation upside in respect of elimination of dual class unit structure in July, 2006

Pengrowth

INVEST IN ENERGY